EXHIBIT 21.1

Subsidiaries

Costar Video Systems, LLC, a wholly owned subsidiary of Dynabazaar, Inc., was formed as a limited liability corporation in the State of Delaware on June 23, 2005 under the name YP Acquisition Company, LLC. The charter was amended on June 6, 2006, renaming the company Costar Video Systems, LLC.

Video Solutions Technology Center, LLC, a wholly owned subsidiary of Costar Video Systems, LLC, was formed as a limited liability corporation in the State of Delaware on June 6, 2006.